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VIA FACSIMILE & OVERNIGHT MAIL

Mr. Thomas Schmidt
c/o Smithtown Bay, LLC
601 Calson Parkway, Suite 200
Minnetonka, MN  55305

     Re:  ML MEDIA PARTNERS, L.P. AND
          ML OKLAHOMA VENTURE PARTNERS, L.P. (THE "FUNDS")
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Dear Mr. Schmidt:

     Enclosed you will find a revised form of confidentiality agreement in connection with your requests for lists of the names, addresses and ownership interests of the limited partners of each of the above-referenced Funds (the "lists") on behalf of Smithtown Bay, LLC ("Smithtown"). The revised agreements reflect the changes you and I discussed in telephone conversations this afternoon.

     Kindly sign Page 2 of each of the attached agreements to return them to me together with two checks -- one check for $375 payable to ML Media Management Inc. and one check for $375 payable to Palmeri Fund Administrators Inc. -- to cover the cost of producing and mailing each list.

     If you have any questions, please do not hesitate to contact me.

                                   Very truly yours,

                                   /s/ Anne Julie Ruvane

                                   Anne Julie Ruvane
                                   Vice President & Senior Counsel

cc:  Peter Pancione, Esq.
     Philip Mandel, Esq.
     David Cohen
     Steven N. Baumgarten
     Margaret Burke
     Rick Palmeri

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Smithtown Bay, LLC ("Smithtown") hereby agrees and acknowledges:

(i) Smithtown hereby acknowledges that the information being provided by ML Media Management Inc. ("MMLM") pursuant to this Agreement constitutes confidential and proprietary information of MMLM. Smithtown agrees that any list of limited partners obtained by it pursuant to this Agreement shall be used solely for the purpose of contacting limited partners of the Fund to inquire as to whether they wish to sell their units to Smithtown or its affiliates, and for no other purpose. Smithtown, its officers, directors, principals, agents and affiliates will make all reasonable efforts to safeguard such list from disclosure to third parties, and will not furnish the list or the information contained therein to any other person or entity. This agreement, including this paragraph relating to confidentiality and the uses to which the list may be put, shall be binding upon Smithtown, its officers, directors, principals, agents and affiliates.

(ii) Smithtown hereby represents that, Smithtown and any person or entity controlled, managed or advised by it shall not in any manner acquire, attempt to acquire, or make a proposal to acquire, directly or indirectly, more than a 5% interest in the Fund through any single offer made to the limited partners.

(iii) Smithtown agrees that any communication with any limited partner identified on the list being provided to it pursuant to this agreement shall expressly state that "neither Merrill Lynch & Co., Inc., the General Partner of the Fund, MMLM, the Fund, nor their respective affiliates or subsidiaries are parties to this offer." Smithtown shall provide in advance to MMLM, World Financial Center, South Tower, 23rd Floor, New York, NY 10080-6123,
Attention: Tom Casey (Facsimile 212/236-7360) with a copy of any correspondence that Smithtown sends to the limited partners of the Fund.

(iv) MMLM will deliver to Smithtown a list of the names and addresses of the limited partners, and the number of partnership units held by each limited partner in the Fund. The list will be delivered in ASCII format on 3 1/2 inch computer disk.

Smithtown Bay, LLC
By: Global Capital Management, Inc.



Signed: /s/ Michael J. Frey
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Title:    Vice President                     Dated:  January 24, 1997
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